Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 31, 2016.

Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries.

Our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board, and reported in NIS. We maintain our accounting books and records in NIS and our functional currency is NIS. For the convenience of the reader, the reported NIS amounts as of June 30, 2016 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2016 (U.S. $1 = NIS 3.846). The U.S. dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. Certain amounts presented herein may not sum due to rounding.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	competitive companies, technologies and our industry; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Glossary of Certain Terms

As used herein, unless the context otherwise requires:

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “RA” refer to rheumatoid arthritis; and

●	references to “NIS” are to New Israeli Shekels, the Israeli currency.

Overview

We are a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and sexual dysfunction indications. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our strategy is to build a fully integrated biotechnology company that discovers, in-licenses and develops an innovative and effective small molecule drug portfolio of ligands that bind to a specific therapeutic target for the treatment of autoimmune-inflammatory and oncological diseases and more. We continue to develop and test our existing pipeline, while also testing other indications for our existing drug candidates and examining, from time to time, the potential of other small molecules that may fit our platform technology of utilizing small molecules to target the A3AR. We generally focus on drugs with global market potential and we seek to create global partnerships to effectively assist us in developing our portfolio and to market our products.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed CF101 (i) for the treatment of RA to Kwang Dong Pharmaceutical Co. Ltd., a South Korean limited company, or KD for the Korean market, (ii) for the treatment of psoriasis and RA to Cipher Pharmaceuticals, or Cipher, for the Canadian market, and (iii) for the treatment of ophthalmic diseases to Eye-Fite, a wholly-owned subsidiary of OphthaliX for the global market.

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Recently, OphthaliX released top-line results from its Phase II clinical trial of CF101 for the treatment of glaucoma. In this trial, no statistically significant differences were found between the CF101 treated group and the placebo group in the primary endpoint of lowering intra ocular pressure, or IOP. High IOP is a characteristic of glaucoma. CF101 was found to have a favorable safety profile and was well tolerated. Based on these overall results, OphthaliX sees no immediate path forward in glaucoma.

Our product candidates, CF101, CF102 and CF602 are being developed to treat autoimmune-inflammatory, oncological and sexual dysfunction indications. CF101 is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including RA and psoriasis. CF102 is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the U.S. and Europe. CF102 was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced hepatocellular carcinoma who have previously received Nexavar (sorafenib). CF102 is also being developed for the treatment of non-alcoholic steatohepatitis, or NASH, following our study which revealed compelling pre-clinical data on CF102 in the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of sexual dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases and viral diseases, such as the JC virus.

We are currently: (i) conducting preparatory work for a Phase III trial for CF101 in the treatment of RA, following agreement with the European Medicine Agency, or EMA, on our protocol design, and we plan to submit our study protocol to Institutional Review Boards, or IRBs, in the first quarter of 2017, (ii) awaiting a meeting with the EMA to discuss our protocol design for a Phase III trial for CF101 in the treatment of psoriasis which is scheduled to take place in the third quarter of 2016, (iii) conducting a Phase II study with respect to the development of CF102 for the treatment of HCC and anticipate completing enrollment of approximately 78 patients during the second half of 2016, (iv) planning to file a Phase II study protocol with IRBs in the fourth quarter of 2016, for our first human clinical study of CF102 in the treatment of NASH, a new indication identified by us for our liver cancer drug, and (v) conducting IND enabling studies with respect to the development of CF602 in the treatment of sexual dysfunction for the submission of an IND to the FDA during the fourth quarter of 2016.

Since inception, we have incurred significant losses in connection with our research and development. At June 30, 2016, we had an accumulated deficit of NIS 334.06 million ($86.86 million). Although we have recognized revenues in connection with our out-licensing agreements with Cipher and KD and from our former out-licensing agreement with Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under the licensing arrangements with Cipher, KD and SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of June 30, 2016, we had NIS 46.42 million ($12.07 million), of cash and cash equivalents.

Results of Operations

Revenues

In the six months ended June 30, 2016, we recorded revenues of NIS 0.43 million ($0.11 million) compared to NIS 0.27 million ($0.07 million) in the first six months ended June 30, 2015.  The increase in revenue was due to the recognition of a portion of the NIS 5.14 million ($1.34 million) upfront payment received in March 2015 under the distribution agreement with Cipher.

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Research and development expenses

Research and development expenses for the six months ended June 30, 2016 were NIS 9.97 million ($2.59 million) compared with NIS 5.75 million ($1.5 million) for the same period in 2015. Research and development expenses for the first half of 2016 comprised primarily of expenses associated with the Phase II study for CF102, the preclinical study for CF602, as well as expenses for ongoing studies of CF101. The increase is primarily due to costs associated with preparations of the CF101 Phase III studies in the treatment of RA and psoriasis.

General and administrative expenses

General and administrative expenses were NIS 4.99 million ($1.3 million) for the six months ended June 30, 2016 compared to NIS 4.67 million ($1.21 million) for the same period in 2015. The increase is primarily due to an increase in share based compensation expense.

Financial income, net

Financial income, net for the six months ended June 30, 2016 aggregated NIS 3.19 million ($0.83 million) compared to financial income, net of NIS 1.88 million ($0.49 million) for the same period in 2015. The increase in financial income, net in the first half of 2016 was mainly due to a larger decrease in the fair value of warrants that are accounted for as financial liability as compared to the same period in 2015. In addition, the increase in financial income, net in the first half of 2016 was attributable to a decrease in financial expenses due to exchange rate differences as compared to the same period in 2015.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At June 30, 2016, we had NIS 46.42 million ($12.07 million) of cash and cash equivalents, and have invested most of our available cash funds in short-term bank deposits. During the first quarter of 2015, we received approximately NIS 5.14 million ($1.34 million) from Cipher, as upfront payment for entering into the distribution agreement with Cipher and in September and October 2015, we raised approximately NIS 48.76 million ($12.68 million) in registered direct offerings.

We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund.

Net cash used in operating activities was NIS 20.16 million ($5.24 million) for the six months ended June 30, 2016, compared with net cash used in operating activities of NIS 7.41 million ($1.93 million) for the same period in 2015. The NIS 12.75 million increase in the net cash used in operating activities during the six months ended June 30, 2016 compared to the same period in 2015, was primarily the result of working capital adjustments and an increase in research and development expenses.

Net cash used in investing activities for the six months ended June 30, 2016 was NIS 0.04 million ($0.01 million) compared to net cash used in investing activities of NIS 0.14 million ($0.04 million) for the same period in 2015. The NIS 0.10 million decrease in the net cash used in investing activities during the six months ended June 30, 2016 compared to the same period in 2015, was mainly due to laboratory equipment purchases.

There was no net cash provided by financing activities for the six months ended June 30, 2016 and for the same period in 2015.

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Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of June 30, 2016, will be sufficient to fund our projected cash requirements through for the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues we receive under our licensing arrangements;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval of our platform and products;

●	the ability of us or our collaborators to achieve development milestones, marketing approval and other events or developments under our licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under current and future licensing arrangements relating to our platform and products.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Research and Development, Patents and Licenses, Etc.

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

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The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
CF 101	Preparing for a Phase III study in RA	Conducting preparatory work for a Phase III trial, following agreement with the EMA on our protocol design, and we plan to submit our study protocol to IRBs in the first quarter of 2017
	Completing design of Phase III study in psoriasis	Awaiting a meeting with the EMA to discuss our protocol design for a Phase III trial which is scheduled to take place in the third quarter of 2016
CF 102	Phase II in HCC	Completion of patient enrollment in second half of 2016
	Preparing for a Phase II study in NASH	Planning to file Phase II protocol with IRBs in fourth quarter of 2016
CF 602	Preparing for a Phase I study in sexual dysfunction	Conducting IND enabling studies for the submission of an IND to the FDA during the fourth quarter of 2016

We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2013, 2014 and 2015 and for the six months ended June 30, 2016 and on an aggregate basis since project inception:

	($ in thousands)			Six Months Ended	Costs Since
	Year Ended December 31,			June 30,	Project
	2013	2014	2015	2016	Inception
CF 101	2,624	1,866	971	698	21,943
CF 102	268	1,289	1,044	832	4,553
CF 602	-	23	243	446	712

Other projects	-	18	1	-	19
Total gross direct project costs (1)	2,892	3,196	2,259	1,976	27,227

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

Under our licensing agreement with Eye-Fite, Eye-Fite is responsible for making payments to our licensor, the NIH, for certain patent rights relating to CF101.

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From our inception through June 30, 2016, we have incurred research and development expenses of approximately $64 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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